February 8, 2013

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-7010
Attn:       H. Roger Schwall
Sirimal Mukerjee

Re:         Buckeye Technologies Inc.
Form 10-K for Fiscal Year Ended June 30, 2012
Filed August 29, 2012
Form 10-Q for the Quarter Ended September 30, 2012
Filed November 6, 2012
File No. 1-14030

Dear Messrs. Schwall and Mukerjee:

This letter is respectfully submitted in response to your letter dated January 31, 2013 (the “Comment Letter”), on behalf of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), with respect to the above-referenced filings by Buckeye Technologies Inc.  Buckeye Technologies Inc. is referred to herein as “we,” “our,” or the “Company.”

For convenient reference, our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed in bold below and is followed by the response of the Company.  Unless otherwise indicated, references to “10-K” mean our Form 10-K for the fiscal year ended June 30, 2012, and references to “10-Q” mean our Form 10-Q for the fiscal quarter ended September 30, 2012.

Form 10-K for Fiscal Year Ended June 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Executive Summary, page 19

1.
Please expand your discussion to address any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, or liquidity and capital resources.  See Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K.  For example, we note that during your earnings conference call on August 8, 2012, your management identified trends and uncertainties with respect to 2013.  However, we also note that such items are not discussed in your annual report.  This comment also applies to your quarterly report on Form 10-Q for the quarter ended September 30, 2012.

Response

We acknowledge the Staff’s comment and the requirement to discuss known material trends and uncertainties in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our filings on Forms 10-K and 10-Q (our “MD&A”).  In future filings (including our Form 10-Q for the quarter ended December 31, 2012), we intend to expand our narrative discussion to address any known trends or uncertainties that we expect will have, or are reasonably likely to have, a material impact on net sales, income from continuing operations, or liquidity and capital resources, as required by Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 (the “SEC Release”).  Consistent with the SEC Release, each time we prepare our MD&A we intend to:

•	consider the financial, operational and other information known to us;

•	identify, based on this information, known trends and uncertainties; and

•	assess whether we expect these trends and uncertainties to have, or are reasonably likely to have, a material impact on our liquidity, capital resources or results of operations.

 For example, in connection with the preparation of the MD&A for inclusion in our Form 10-Q for the quarter ended December 31, 2012, we have identified trends related to capital spending, transfers of certain sales volumes and changes in the makeup of our shipments, all of which are reasonably likely to have a material impact on our liquidity, capital resources or results of operations.  Each of these trends was disclosed in such Form 10-Q.

Form 10-Q for Quarter Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.
Please revise your analysis of changes in your results of operations to better describe and quantify underlying material activities that generated variances between periods.  Please ensure to separately quantify the effect of each causal factor that you have cited for material changes.  For example, we note your disclosure that net sales for the three months ended September 30, 2012 were down $34 million, and your disclosure that this decline was primarily due to lower shipment volume in the specialty fibers segment due to lost sales resulting from the Foley steam drum failure and weaker demand in some of your wood and cotton specialty fibers markets.  Please revise to separately quantify the effect of each of these factors.

Response

The Company respectfully advises the Staff that we prepare our MD&A disclosures with the objectives of (1) providing a narrative explanation of our financial statements that will provide investors the ability to see our company through the eyes of management, (2) enhancing our financial disclosures and providing the context within which financial information should be analyzed and (3) providing information about the quality of, and potential variability of, our earnings and cash flows.  These disclosures include qualitative explanations of key factors affecting, among other things, our net sales and operating results.  We quantify these factors when the information is material to our consolidated results and/or reflects the impact of a known trend.  However, due to the complex interaction of factors that drive our net sales and operating results, we often aggregate certain factors in our MD&A discussion in order to provide certain quantitative disclosures, as precise quantification of each disaggregated factor is not always feasible.  For example, a decrease in the supply of cotton linter pulp may increase selling prices but also constrain our production capacity.  In such a circumstance, it would be difficult to isolate the impact on net sales of increased selling prices from that of decreased shipments.  As a result, in many cases we cannot precisely quantify how any particular qualitative factor directly impacts our operating results.  In these circumstances, we seek to provide a robust qualitative description to help to promote an understanding of the effect of the factors on our results and we respectfully submit that separate quantification of the effect of such factors is not necessary to an understanding of our business as a whole.  See Instruction 4 to Paragraph 303(a) of Regulation S-K.  Rather, it is through an understanding of these qualitative factors that an investor is able to see our business through the eyes of management.
In future filings (including our Form 10-Q for the quarter ended December 31, 2012), we intend to focus on our description of underlying material activities that generated variances between periods and, to the extent feasible and in a manner consistent with the way management reviews our business, we intend to separately disclose the quantitative effect of the factors impacting our operating results in order to provide investors with a more complete understanding of our consolidated operating results.  For example, on page 19 of our Form 10-Q for the quarter ended December 31, 2012, we have quantified the aggregate effect of unfavorable changes in mix and the favorable impact of increased sales volume, reflecting shipments into the viscose staple fiber market.

* * * * * * * * * *

Buckeye Technologies Inc. hereby acknowledges that:

●           it is responsible for the adequacy and accuracy of the disclosures in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	it may not assert Staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments.  If you have any questions, please contact me by telephone at (901) 320-8352 or by facsimile at (901) 320-8836.

Sincerely,

/s/Steven G. Dean                                                                ___
Steven G. Dean
                          Executive Vice President and Chief Financial Officer

cc:           Mr. John B. Crowe
Chairman of the Board and Chief Executive Officer
Buckeye Technologies Inc.

Ms. Sheila J. Cunningham
Senior Vice President, General Counsel and Secretary
Buckeye Technologies Inc.

Mr. William J. Tuttle
Dechert LLP